SUB-ITEM 77D


On January 19, 1999, the Board of Trustees approved an amendment to the non-fundamental investment restriction regarding investments in illiquid securities for the Funds included in American General Series Portfolio Company
3. The amendment was needed to clarify the exact limitations placed on the Funds with respect to illiquid and restricted securities and the inclusion of 4(2) paper and 144A securities, both of which are restricted securities, in the appropriate category.